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                                                                  EXHIBIT (a)(6)

                              [PONTOTOC LETTERHEAD]

                                                                   June 29, 2001


Dear Stockholder,

          As you know, Pontotoc Production, Inc. has entered into a merger agreement with Ascent Energy Inc., pursuant to which a wholly owned subsidiary of Ascent Energy Inc. has commenced an offer to exchange $9.00 in cash and one share of Ascent Energy 8% Series B mandatorily convertible preferred stock, par value $.001 per share, for each share of Pontotoc common stock. The offer is conditioned upon, among other things, a minimum of two-thirds of the shares of Pontotoc common stock on a fully diluted basis being tendered in the offer and not withdrawn. The exchange offer will be followed by a merger in which each share of Pontotoc common stock not purchased in the exchange offer will be converted into the right to receive the same amount of cash and the same number of shares of Ascent Energy preferred stock as is paid in the offer.

          YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF PONTOTOC AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT PONTOTOC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

          In arriving at its recommendation, your Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Pontotoc's financial advisor, C. K. Cooper & Company, that, as of the date of such opinion, the consideration to be received by Pontotoc's stockholders pursuant to the merger agreement is fair from a financial point of view to Pontotoc's stockholders, as a group. A copy of C. K. Cooper's written opinion can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are Ascent Energy's prospectus, dated June 29, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the exchange offer and provide information on how to tender your Pontotoc shares to Ascent Energy. The Schedule 14D-9 describes the reasons for your Board's conclusions and contains other information relating to the exchange offer. We urge you to consider this information carefully.

                                          Very truly yours,

                                          /s/ James "Robby" Robson, Jr.
                                          James "Robby" Robson, Jr.
                                          President and Chief Executive Officer